February 14, 2019

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K filed October 4, 2017
           Form 10-K/A for the Fiscal Year Ended December 31, 2017 Form 10-Q/A for the Quarter Ended September 30, 2018
           Supplemental Response dated January 29, 2019

Dear Mr. Chang:

       We have reviewed your January 29, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 18, 2018 letter.

Amendment No. 1 to Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Development of a U.S.-Based Digital Currency Exchange
Agreements with Third Party Vendors, page 9

1.     We acknowledge your revised disclosures and response to prior comment 3.
Please
       expand your description of the SynapseFi agreement to disclose that this agreement will provide you with the ability to identify and track the location of RiotX users, as you have explained in your response.
General

2. Your amended filing includes only select disclosures under Items 1, 1A, 2, and 6. This is
 Robby Chang
Riot Blockchain, Inc.
February 14, 2019
Page 2
      inconsistent with Exchange Act Rule 12b-15, which provides that amendments must set forth the complete text of each item as amended. Accordingly, please amend your filing to provide the complete text of each item as amended.
      You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-
551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRobby Chang
                                                           Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                           Office of Healthcare
& Insurance
February 14, 2019 Page 2
cc:       William Jackman
FirstName LastName